AMARANTUS BIOSCIENCE HOLDINGS, INC.

953 Indiana Street

San Francisco, CA 94107

June 3, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler and Johnny Gharib

	Re:	Amarantus BioScience Holdings, Inc.
Registration Statement on Form S-1
Filed May 14, 2014
File No. 333-195952

Ladies and Gentlemen:

Amarantus BioScience Holdings Inc. (the "Company"), in connection with its filing of Amendment No. 1 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-195952), hereby responds to the Staff's comments raised in the Staff’s letter dated May 28, 2014. For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's responses immediately follow.

Signatures

1. Please amend your filing to provide the signature of your principal financial officer. Please see Instruction 1 to the Signatures section of Form 5-1 for guidance.

Response:

The Company has amended the Registration Statement to include the signature of its principal financial officer.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please contact Jeffrey Fessler or Marcelle S. Balcombe of Sichenzia Ross Friedman Ference LLP, at 212-930-9700.

Very truly yours,

By:	/s/ Gerald Commissiong
Gerald Commissiong

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